UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________________

AMENDMENT NO. 1

to

SCHEDULE TO
(RULE 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

_____________________________

YATRA ONLINE, INC.

(Name of Subject Company)

_____________________________.

MAGNA HOLDINGS LTD.

(Offeror)

_____________________________.

ORDINARY SHARES, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

_____________________________.

G98338109

(CUSIP Number of Class of Securities)

_____________________________.

Anita Mitesh Master
Magna Holdings Ltd.
Director of Operations
c/o Spearfin Ltd
4th Floor Standard Chartered Tower, Cybercity
19 Bank Street, Ebene 72201
Republic of Mauritius
+44 (756) 142-8939

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Scott N. Naturman

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
(202) 837-6000

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on August 19, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Magna Holdings Ltd., a British Virgin Islands private company limited by shares (the “Purchaser,” “Magna,” “we” or “us”). This Schedule TO relates to the offer by the Purchaser to purchase up to 20,000,000 outstanding ordinary shares, par value $0.0001 per share (the “Shares”), of Yatra Online, Inc. (the “Company”), at $1.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated September 11, 2026 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all the items of this Schedule TO.

Except as otherwise set forth in this Amendment No. 1, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment No. 1. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Item 10. Financial Statements.

Item 10 is hereby amended to read in full as follows: (a) and (b) The Purchaser does not believe its financial statements are material to persons considering the Offer because: (i) the offer is for cash; and (ii) the Purchaser has cash on hand that it believes will be sufficient to fund the transaction such that the Offer is not subject to any financing condition

Item 11. Information.

Item 11 is hereby amended to read in full as follows:

(a)     Agreements, regulatory requirements and legal proceedings.  The information set forth in Section 9 (“Information About Magna”), Section 10 (“Past Contacts with Yatra”), Section 11 (“Purpose of the Offer”), Section 13 (“Interest in Securities of Yatra”) and Section 17 (“Miscellaneous”) of the Offer to Purchase is incorporated herein by reference. Magna will amend this Schedule TO to reflect material changes to information provided in the Schedule TO, including that provided through the Offer to Purchase and any amendments thereto or amendments or restatements thereof, to the extent required by Rule 14d-3(b). To the knowledge of Magna, no material legal proceedings relating to the Offer are pending.

(c) Other material information.  The information in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

Item 12 is hereby amended by replacing Exhibit (a)(1)(i):

(a)(1)(i)	Amended and Restated Offer to Purchase dated September 11, 2026.

Amendments to the Other Exhibits in the Schedule TO.

All references in (A) the Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9); (B) the Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iii) to the Schedule TO); (C) the Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv) to the Schedule TO); and (D) the Form of Summary Advertisement, dated August 19, 2026 (Exhibit (a)(1)(vi) to the Schedule TO) to (1) “the Offer to Purchase, dated August 19, 2026” are hereby amended and replaced with “the Amended and Restated Offer to Purchase, dated September 11, 2026”) and (2) “12:00 midnight (one minute after 11:59 p.m.) New York City time, on August 19, 2026” are hereby amended to and replaced with “12:00 midnight (one minute after 11:59 p.m.) New York City time, on September 25, 2026.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 11, 2026

MAGNA HOLDINGS LTD.

By:	/s/ Anita Mitesh Master
Name: Anita Mitesh Master
Title: Director of Operations

EXHIBIT INDEX

(a)(1)(i)	Amended and Restated Offer to Purchase dated September 11, 2026.

SCHEDULE A

Schedule A is hereby amended in its entirety to read in full as follows:

Name and Position	Principal Occupation	Principal Business Address	Citizenship
Anita Mitesh Master, Director	Director of Operations	c/o Spearfin Ltd, 4th Floor Standard Chartered Tower, Cybercity, 19 Bank Street, Ebene 72201, Republic of Mauritius	British citizen
Tanuja Nair, Director	Director of Magna	4th Floor, Standard Chartered Tower, 19 Bank Street, Cybercity, Ebene 72201, Mauritius	Mauritian Citizen
Bibi Nafichia Auckbaraullee, Director	Director of Magna	4th Floor, Standard Chartered Tower, 19 Bank Street, Cybercity, Ebene 72201, Mauritius	Mauritian Citizen